    Sichenzia Ross Friedman Ference LLP
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January 4, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Susann Reilly

Re:          Healthcare Providers Direct, Inc.
Form SB-2, Amendment 1
Filed November 13, 2007
File No. 333-146390

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated December 10, 2007 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Healthcare Providers Direct, Inc. (“Healthcare” or the "Company")  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.	We note you are registering the sale of 25,975,993 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the number of selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;
•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;
•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
•	Any relationship among the selling shareholders;
•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and
•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response

In response to the Staff’s comment, we have reviewed and considered the comment in light of the Staff’s interpretation of Rule 415 and have reduced the number of shares proposed to be registered as follows:
1.	We have registered 3,271,993 shares of the Company’s common stock that were issued upon the exchange of securities which were issued pursuant to the 2006 Financing (as described below).
2.	We have registered 8,600,000 shares of the Company’s common stock that are issuable upon the conversion of the debentures issued pursuant to the August 2007 Financing (as described below).

As described in further detail below, these securities were issued in two separate and distinct transactions that were believe should in no way be linked or tied to each other.  Furthermore, we believe that the number of shares to be registered in connection with each such transaction is reasonable and permissible under the Staff’s current interpretations of Rule 415 and should be eligible as transactions that may be made under Rule 415(a)(1)(i).

2006 Financing

Prior to the Share Exchange Agreement with Alpha Motorsport, Inc., from January through December of 2006, Healthcare Providers Direct, Inc., a Delaware corporation (“HPD-Delaware”) and wholly owned subsidiary of the Company, issued 1,245 shares of Series B Preferred Stock with par value of $1,000 per share, for gross proceeds of $1,245,000. Each share of Series B Preferred Stock was convertible, at the option of the holder, on a one for one basis into shares of Common Stock, subject to conversion price adjustments upon certain events.   In connection with the contemplated reverse merger, the shares of Series B Preferred Stock were converted into 2,548 shares of common stock of HPD-Delaware.  Upon the closing of the reverse merger, these 2,548 shares of common stock of HPD-Delaware were then exchanged into 18,751,734 shares of common stock of the Company.  As a result of the reverse merger, HPD-Delaware shareholders held 34,464,038 shares of common stock of the Company, which include (i) 4,246,370 shares of common stock which were issued upon conversion of Series A Preferred Stock (ii) 18,751,734 shares of common stock issued upon conversion of Series B Preferred Stock of HPD-Delaware and (iii) 11,465,934 shares of common stock.

August 2007 Financing

The Company entered into the Subscription Agreements with accredited investors (the “Investors”), pursuant to which the Investors purchased an aggregate of $2,150,000 worth of 9% senior convertible debentures (the “Debentures”). In connection with the purchase of the Debentures, the Investors received a warrant to purchase such number of shares of common stock equal to their subscription amount divided by the initial conversion price of the debenture, or $0.25 (“Warrants”).  In connection with the transaction, the Company was required to issue the placement agents an aggregate of 688,000 warrants to purchase shares of common stock with an exercise price equal to $0.19, or 100% of the 5-day average closing price of the common stock for the five days preceding, but not including, the closing date (the “Placement Agent Warrants”).  The Warrants and the Placement Agent Warrants are each exercisable for a period of five years from the date of issuance.

The Debentures have a fixed conversion price of $0.25 per share. In addition, the Debentures bear interest at 9%, payable in arrears and mature three years from the date of issuance. Accrued interest will be payable in cash semi-annually, beginning on December 31, 2007. The Company will, however, have the right to pay interest in shares of common stock if certain conditions are met.

415 Analysis

We do not believe that the proposed offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive.  The Company is filing this registration statement in connection with shares of common stock that were issued without any further action or payment of any additional consideration, upon the Company entering into the reverse merger with Alpha Motorsport, Inc. Furthermore, the shares issuable upon conversion of the Debentures issued in the August 2007 Financing were issued in a financing following a reverse merger transaction and typically, investors that purchase a public company’s securities either simultaneously or within a short period after a reverse merger have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger.  The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

We believe disclosing the number of shares of common stock which the Company seeks to register under the 2006 Financing and the August 2007 Financing as an aggregate percentage in comparison to the non-affiliate public float as of the date hereof is misleading.  The Company (and its subsidiary, HPD-Delaware) entered into two separate financings, each which was on different terms, and each of which contained multiple investors.  Moreover, except for one investor, George Karfunkel, whose aggregate ownership will be less than 5% of the issued and outstanding shares of common stock assuming full conversion of the Debentures and exercise of the Warrants, the investors that participated in the 2006 Financing did not participate in the August 2007 Financing.  Further, these investments took place at least eight (8) months apart and each financing was done in a different company, the 2006 Financing taking place in HPD-Delaware and the August 2007 Financing taking place in the Company.  Based upon the foregoing, the Company should not be required to aggregate the securities issuable under each of 2006 Financing and the August 2007 Financing since we do not believe that combining the number of shares being registered pursuant to the August 2006 Financing and the August 2007 Financing is what the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive.

For the purposes of the following disclosure materials and calculations, the Company has limited the number of shares being registered pursuant to the 2006 Financing to an aggregate of 3,271,993 shares of common stock.  As set forth in the table below and based upon a non-affiliate public float of 20,000,000 shares of common stock as set forth in the Company’s Form 10-KSB for the fiscal year ended June 30, 2006 and as of the date of the reverse merger, the number of shares being registered by 2006 Financing investors represents 16.36% of the public float of the Company as of the date of the reverse merger with Alpha Motorsport, Inc.

Transaction date	Total Shares outstanding	Non-Affiliate Public Float	Shares Being Registered	Percentage of non-affiliate public Float

2006 Financing	30,000,000	20,000,000	3,271,993	16.36%

For the purposes of the following disclosure materials and calculations, the Company has limited the number of shares being registered pursuant to the August 2007 Financing to an aggregate of 8,600,000 shares of common stock which consists of 8,600,000 shares of common stock underlying the Debentures.  As set forth in the table below and based upon a non-affiliate public float of 44,864,038 shares as of the date hereof, the number of shares being registered by Investors represents 29.76% of the non-affiliate public float of the Company.

Transaction date	Total Shares outstanding	Non-Affiliate Public Float	Shares Being Registered	Percentage of non-affiliate public Float

August 2007 Financing	44,864,038	28,901,515	8,600,000	29.76%

The Debentures have a fixed conversion price of $0.25 per share.  While the Debentures are subject to standard ratchet down provisions for both price and number of underlying common shares, the ratchet can only be triggered by the Company’s issuance of equity or equity equivalents at a price below the fixed price stated in the Debentures.  The ratchet thus operates independent of fluctuations in the market price of the Company’s common stock and is not indexed to that market price.  Absent a trigger event, which is in the control of the Company, the investors do not have the right or ability to implement or claim the benefit of the ratchet provisions.

The Company believes that the cumulative impact of the above discussed items presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the registration statement under consideration constitutes a primary or secondary offering of the Company’s common stock.

We also believe that the points set forth in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997) further support our position that this registration is not an indirect primary offering.  Below is a discussion of each of these points:

-	Consideration should be given to how long the selling shareholders have held the shares the Company’s obligation to file the registration statement began about four months ago. As such, the investors made an investment in the Company and they hold the risk of ownership.  Further, even after the registration is declared effective, they will continue to bear the risk of ownership.

-	the circumstances under which the investors received the securities the investor acquired the securities from the issuer in a private placement pursuant to a securities purchase agreement. Further, such transaction was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder.  This private placement constituted the primary offering by the Company. Furthermore, the financing was an arms length transaction.

-	their relationship to the issuer

the Investors’ sole relationship with the Company then, as it is now, is as an investor. Further, no investor holds a significant voting block of shares to influence the Company in its actions.

In fact, by the terms of the securities acquired, the investor cannot own more than 4.99% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the agreements all provide that this provision cannot be amended.  It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934.  The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630.  Within that brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added).  Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable.  Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3.  See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).

-	whether the sellers are in the business of underwriting securities as stated above, the investor made an investment in the Company and it holds the risk of ownership. They have held the risk of ownership for their own account for about five months already, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter. Furthermore, the registration of the common stock was a condition subsequent to funding, not a condition precedent.  As a result, the investors bear the risk that the Company would fail or be unable to register the securities.

Moreover, the sale by the investors of their shares is not analogous to an offering by the Company.  In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering has been deposited into an escrow account and have cleared.  The investor made a cash investment, and the Company has received the proceeds from the sale of securities to the investors.

The investor has a contractual right to have the Company register the common stock underlying their securities, but the Company received the proceeds from the sale of the securities in excess of five months ago. The rights under a registration rights agreement can not be equated with the actual registration of the common stock.  It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

Thus, the selling stockholder should not be deemed to be in the business of underwriting the Company’s securities.

-	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the investor is acting as a conduit for the Company.  The investor purchased the securities in a financing, the investors do not hold a significant block of the Company’s voting securities and these investments were made over a significant period of time in excess of four months ago.

For all of the foregoing reasons, we respectfully submit that the revised number of shares proposed to be registered on behalf of the selling shareholders should be appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

***

Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Stephen A. Cohen
Stephen A. Cohen